U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25/A

AMENDMENT NO. 1

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-38323

CUSIP NUMBER 00688A 205

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Explanatory Note:

Adial Pharmaceuticals, Inc. is filing this Amendment No. 1 to its Notification of Late Filing on Form 12B-25 filed with the filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2023 (the “Original Form 12B-25 Filing”) solely to correct Part IV, Question 2, to answer in the affirmative that the Company had filed, as of the date of the Original Form 12B-25, all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months and to remove the explanatory paragraph on Part IV Question 2 of the Original Form 12B-25 Filing. On August 17, 2023, the date of the contractual closing when the closing documents were finalized, the Company completed the Sale, with a retroactive effective date of June 30, 2023.

As previously filed, Part IV, Question 2 incorrectly reflected the Company had not filed all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months and included a reference to the filing of a Current Report on Form 8-K to report the completion of the Sale. No other changes have been made to the Original Form 12B-25.

PART I.	REGISTRANT INFORMATION.

Adial Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable

1180 Seminole Trail, Suite 495

Address of Principal Executive Office (Street and Number)

Charlottesville, VA 22901

City, State and Zip Code

PART II.	RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒           (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or
Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its quarter ended June 30, 2023 by the prescribed date without unreasonable effort or expense because the Company was unable to compile and review certain information related to the recent sale of the assets and business of Purnovate, Inc. required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Quarterly Report will be completed and filed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph Truluck (434) 422-9800

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes                                        ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐ Yes                                       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Adial Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ADIAL PHARMACEUTICALS, INC.

Dated: October 30, 2023	By:	/s/ Cary J. Claiborne
Cary J. Claiborne
President and Chief Executive Officer